Exhibit 99.8
CNBC India Q&A Session

INFOSYS TECHNOLOGIES LIMITED

CNBC INDIA QUESTION AND ANSWER SESSION
October 15, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

V. Balakrishnan
Infosys Technologies – CFO

S. D. Shibulal
Infosys Technologies – COO

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media & Entertainment and Member – Executive Council

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Stephen Pratt
Infosys Consulting – CEO and Managing Director

Swaminathan D.
Infosys BPO – CEO

INTERVIEWER

Udayan - CNBC

Udayan

Welcome back. Markets are quiet but it has been a very strong Q2 for Infosys and they have beaten most analyst expectations and their own guidance. Of course the stock has run up to an all-time high and therefore it has just corrected post the results, but from all the experts that we have spoken to so far this morning, they seem very happy with the numbers and the fact that the dollar guidance has been upped. Would they have liked the rupee EPS guidance to be upped as well? Perhaps yes, but that is because of the rupee-dollar and may be the market understands that but to talk about the fine print of those numbers the top management team is here with me - Kris, Bala, and Shibu as always to start our proceedings.

Gentlemen thanks very much. Good numbers, Kris, but could you have done a bit more with the rupee EPS or you chose to be conservative because of the recent appreciation?

Kris Gopalakrishnan

The rupee has moved significantly in the last few weeks and the foreign direct investment close will decide which way it is going to go. It is going to continue to be very volatile. We have just projected forward based on the present exchange rates and that is how we have come up with the numbers. If you look at the dollar guidance, it is up.

Udayan

Bala, just before I talk about the business trends this topline growth that we are seeing for the current quarter, can you split it between volume growth, price growth and currency growth?

V. Balakrishnan

The volume growth is 7.2%, in the first quarter it was 7.6%. The revenue productivity has gone up by 3.2% mainly due to the business mix. We think that the pricing environment is stable. It is not going up, it is not going down. So mainly volume growth which continues to be very strong. The cross-currency has moved in our favor. Even the rupee dollar rate, though we have seen a decline at the end of the quarter, the rupee has depreciated by close to 2% this quarter. So overall 10.2% dollar revenue growth, 12% rupee growth this quarter.

Udayan

So 7.2% is volume, no pricing improvement at all?

V. Balakrishnan

3.2% pricing.

Udayan

In constant currency how much?

V. Balakrishnan

Constant currency is 2.5%.

Udayan

So that is added up to 10% plus. What do you see Kris because you have upped the dollar revenue guidance to 25% now, are you genuinely feeling more confident about spends and what you are hearing from your clients?

Kris Gopalakrishnan

The clients are spending on technology. Discretionary spend is happening. We have seen traction in our large deals; we have seen traction in our transformational deals. This has been one of the best quarters for transformation and large deals. We have won $100 mn plus large deals this quarter. We have also seen that clients are looking at the future. They are very clear about where they want to invest which is a sign of confidence. They are investing in things like how do we move their business to the emerging markets, how do we look at digitization of centers and the consumer space. They have specific reasons for doing these investments. They are also outsourcing more which is also beneficial for us. So there is confidence. The only thing which is a cause for concern is that we are still confident about the next two quarters in terms of what is going to happen, beyond that it is still an uncertain environment and that is the reason why we need to look at the budgets for the next year before we can confidently say, yes, we have crossed the chasm.

Actually this is the first quarter where we added $100 mn plus revenue sequentially, organically, first quarter.

Udayan

Shibu, can you give us a little bit more color on that? Are you getting any early sense of next year’s budget or you also have visibility from your clients only for one quarter or two?

S. D. Shibulal

If you look at the client base, during the downturn they had lost profitability. They have now gained it back. Now they are looking at the future, they are talking about growth. How do you grow the organization and for that they need to create dollars for investment, they are looking at return on investment. The transformational and the outsourcing programs which we are seeing are as a result of this phenomena. On one side they are trying to sweat their assets by outsourcing some of their work. We have won 9 large deals over the last half year, out of that 6 in this quarter (Q2).

Udayan

How do you define large deals?

S. D. Shibulal

Our large deals are more than $100 mn in TCV so we have many of them over $100 mn and I believe two of them are about $200 mn in the TCV. It is not revenue for the quarter, it is the Total Contract Value. If you look at the transformational project, many of them as Kris said are for the future. For example, our Flypp platform is relevant for the digital consumer space, if you look at our Supply Chain Visibility platform, it is relevant for creating a better organization, a smarter organization. If you look at our iEngage platform, it is relevant for the digital consumer space. If you look at our mobility platform, it is meant for the pervasive computing space. We are seeing traction with our solutions and platforms with the transformational programs we are spending on. That is why we are gaining on both sides, on the discretionary spent and on the outsourcing side.

Now when you talk about the future, times are adjacent to a new normal and if you look at the indicators they are very, very disturbing - unemployment is up, liquidity is down. Clients are yet to talk about the next year’s budget. Last year when the budget was closed, clients still did not spend it. In CY10 clients are trying to spend the budget. In CY11, if I were to take an outlook, it will be probably flat with marginally upward bias. If we continue the current trend, I believe they will spend unless something drastically changes.

Udayan

Bala why did you say you are very cautious about Q3 and Q4? What made you say that just a few minutes back?

V. Balakrishnan

We have to live with 3 uncertainties. One is the economic uncertainty because we operate in a global market. 98% of our revenues come from outside, majority from US. The economic uncertainty in all these large market continues. Second is the currency volatility. Currencies are moving 10-15% on a quarter-on-quarter basis, very difficult to manage. Number three, the regulatory uncertainty, most of the large economies have high unemployment, so the regulations could change against us. We have to live with all these 3 uncertainties. That is why we are very cautious even though we have seen a very strong volume growth. In fact we have seen a double digit growth like this 3 years back in Q2 of fiscal 2008. The momentum continues but clients are taking a view more short-term because the uncertainties in the environment are still there. All the data coming from all the large economies to some extent is negative. So we are very cautious about the long term. Short-term even though we are very optimistic, long-term we are very cautious.

Udayan

Kris, what is going on in Europe, 18% sequential growth after a long time? Is there some quirky data point or is it genuinely a pick up?

Kris Gopalakrishnan

Some of these large deals that we have won are in Europe. Europe has picked up this quarter plus currency is also favorable to us now. That is the reason why Europe is doing well. The environment in which we are operating requires a different response from companies like Infosys than before. Before we used to have good visibility, we used to forecast, we used to plan well and we used to execute well. Today, there is a difficulty in forecasting. So we are cautious in the outlook for the future but we continue to recruit. We have increased our recruitment numbers from 36,000 for the year to 40,000. We are ready and well prepared, we create the capacity, we have the brand, we have the customer loyalty and as business comes we are ready to execute. It is a slightly different model of execution than the previous norm.

Udayan

Difficult to implement since that you have to take a tactical call, you do not visibility beyond two quarters like before?

S.D. Shibulal

This is an organization with tremendous amount of planning. We have always believed in optimized planning and maximized execution. The whole philosophy is that at the time of planning you will be a little conservative, you plan for 78% utilization but at the time of execution you execute at 82.7%, what it allows the organization to do is to take advantage of any opportunity which comes around. We will recruit at 77-78% utilization as that is the rate at which we are comfortable. Look at the current quarter utilization, we are at 82.7%, one of the highest. We have that kind of flexibility and stretch in the system and that allows us to manage this environment.

Udayan

Kris, still seeing 17% attrition, it remains a thorny issue?

Kris Gopalakrishnan

If you look at absolute numbers, the attrition has come down. The attrition this quarter in our technology business is 1200 people less than last quarter. When you do an LTM, you will see it has increased to 17% but when you look at the absolute numbers, this quarter’s numbers are lower than last quarter’s numbers, so we are seeing a trend of attrition coming down.

Udayan

You think there will be follow up in this trend?

Kris Gopalakrishnan

The environment in which we are operating is of high growth now. So there will be pressure on recruitment, pressure on people trying to do short-term things in this environment. I believe that attrition will be slightly higher but definitely for us, it is decreasing.

Udayan

Bala, currency is becoming a nightmare for you I am sure. Do you think it might have serious margin implications down the line, I mean this quarter it has worked in your favor which is why you are at 33.5%.

V. Balakrishnan

Well, it could because we are back to the same thing what we saw one-and-a-half years back. A lot of FII money is coming into the country, plus the debt money, I think around $22 bn has come in till now into the country. It is not only a problem for India; it is a problem for all the emerging markets. If you look at some of the countries like Brazil has taken steps to tax the inflows, Thailand has put in a withholding tax, Japan has intervened in the market, South Korea has intervened in the market. I think at some point of time, India also has to do it, otherwise the emerging market inflows are too big and could have a larger impact on the currency. RBI cannot manage all the three impossible trinities at the same time. You cannot manage inflation, you cannot manage growth, you cannot manage the currency rate. They are trying to do that. I think China has handled it well. India also has to step in at some point of time to make sure the speculative inflows do not appreciate the currency big-time, otherwise it will hurt all the exports.

Udayan

What are you doing to guard against it because the way it is going, you could be at 40 to the dollar in three months time?

V. Balakrishnan

We have seen the rupee at 52, we have seen the rupee at 39.5. We managed it well. In a very volatile environment like this, where currencies are moving 10-15% each quarter we will take a short-term view. We have taken a short-term view. We will hedge our exposure for the next two quarters at any point of time. We will not go beyond that. It worked out very well for us till now and we will manage it. It is external to us. You can manage only to some extent, beyond that point it will hurt you.

Udayan

Have the hedges gone up, the near-term hedges?

V. Balakrishnan

No, we have around $ 556 mn of cover, last quarter it was $700 mn. I think if you look at the trade deficit, that is a very important data for the country. India has $13 bn of trade deficit every month compared to US which is $46 bn per month. US is thirteen times our economic size, so the trade deficit is very high for India. You are getting the support for the currency mainly because of the FII inflow. That is not sustainable for a long time. We have seen that in the past. I think history will repeat itself. I think RBI has to look at it carefully and make sure we do not see extreme volatility which will hurt all the exporters.

Udayan

Shibu, a couple of vertical standout in the current quarter, retail at 20% Q-on-Q, even energy and utilities at 14%, any extraordinary growth you are seeing from some of these verticals?

S.D. Shibulal

We are definitely seeing traction in BFSI, retail and energy & utilities, and of course there are reasons behind it. For example in the BFSI space we have risk management solutions. Our solutions are seeing traction. In retail for example, we work with the 8 of the top 10 retailers in US in their digital commerce space. In Energy & utilities, we have solutions to build in smart grid, those are creating the growth. If you look at the service space also, we are seeing growth in the discretionary spend. In percentage terms consulting, system integration and enterprise solutions have gone up. That is what is reflected in the numbers.

Udayan

Any of the lagging verticals like telecom, are they beginning to show signs of revival?

S.D. Shibulal

Telecom is still struggling a bit. But one of the largest deals this quarter came from telecom. Also interestingly enough, 3 out of the large outsourcing deals which we got are non-effort based pricing. So they are contributing towards our strategy of building non-linearity or new models of engagement. Our new models of engagements are based on pricing which is different from the past, based on tickets, devices, on events and three of the large deals are on that model and one of them came from the telecom space.

Udayan

In this quarter?

S. D. Shibulal

In this quarter one of the large deals came from the telecom space and that happens to be in the new models of engagement.

Udayan

Was it from Europe as well?

S. D. Shibulal

Yes

Udayan

You were talking about the regulatory challenges Kris. Do you think it is a real challenge or it is a lot of media noise, all this talk about protectionism? Do you think it can materially dent growth or volume growth for you?

Kris Gopalakrishnan

It is possible. See the immediate impact has been on our cost, right? Now the visa cost has gone up, approximately $ 3 mn we see because of the visa cost going up. This is an area where we have to watch, we have to track what is happening, we have to work together as an industry, we have to work through the governments and try and see whether we can put forward our views of how in the services space we need to keep the markets open, how we need to enable services, to be a global market for services and things like that. I think this is something which is definitely a cause for concern.

Udayan

Shibu, do you think it might become a challenge for you in actual business delivery?

S. D. Shibulal

Actually at this point in time we are not seeing it. In fact, I go to the MCOs, our Market Client Owners or client partners every quarter asking this question and majority have told me that the clients are not reacting to it at this point in time. We are also taking some measures to make through that we are better positioned for the future. At this point in time, clients are not saying or slowing down or doing anything relating to the regulatory changes.

Udayan

What is the big deal landscape looking like-you spoke about the 6 deals in the current quarter and the 9 overall; can you give us some more information about what kind of people are you getting these big deals from?

S. D. Shibulal

Two things have happened. During the downturn the larger deals had disappeared, we could not see any deal above let us say $100 mn during the downturn. They have come back into the market. We are seeing deals which are $100 mn, $200 mn, $300 mn in TCV. Along with that, our ability to compete between the $300-500 Mn deal size has improved. We are now a very credible player anywhere in the value chain. If we go to a $1 bn, we may have some challenges which are yet to be addressed but $300-500 Mn is definitely easier for us today than in the past.

Udayan

Are these being carved out between players?

S. D. Shibulal

Some of them are consolidation deals where we are gaining because many consolidation deals today focus on a trusted partner. Trust becomes very important and we are a trusted partner, our brand is very strong, that is helping us. Some of them are very efficiency -based deals, people really want to sweat their assets and bring the efficiency of the Global Delivery Model and create dollars meant for investment. They are trying to take dollars out of their lights on work and invest it for the future. We are seeing those kinds of deals. It is across verticals. We are winning probably as a percentage, more in terms of a gradual percentage increase, many of those deals in Europe. Previously many of those deals happened to be US but today we are winning more in the European side.

Udayan

Bala, I remember you telling me the last quarter that once you get volume growth everything else will take care of itself. Does that philosophy remain in place or now is the currency looking like a bigger and bothersome thing?

V. Balakrishnan

Currency is always an overhang because 98% of our revenue comes from exports and that will always have a larger impact on whatever we do. But when the volume growth continues to be strong, we have a lot of levers to use to offset the impact of the currency and that is what we have seen this quarter. Hopefully the volumes come better than what we expect, some of the impact of the currency we will be able to absorb.

Udayan

Kris, at least for the next couple of quarters you see no problem with the trajectory of volume growth that you are witnessing for the last two quarters, 7%-8%?

Kris Gopalakrishnan

Now we have given our guidance for the next…

Udayan

That is too conservative.

Kris Gopalakrishnan

It is based on our visibility. 3rd quarter normally is a slow quarter and in the 4th quarter because budgets are going to be decided, we do want to be cautious because we have limited visibility to next year’s budget at this point. That is what is reflected in the guidance. As I said, our model now is to actually create capacity, be ready and if we see growth opportunities, we will grow faster.

Udayan

Can you tell me who the next Infosys chairman is?

Kris Gopalakrishnan

I have no idea, the board will decide.

Udayan

Are you in the running? Are you one of the candidates?

Kris Gopalakrishnan

The board will decide and see how it goes.

Udayan

You have a shortlist in place of who are being considered by the board?

Kris Gopalakrishnan

See the process is that the Nominations Committee will look at the relevant candidates, as it has been reported in the news. Definitely, they will look at multiple candidates.

Udayan

So, is there a shortlist that is what I am asking, are there four or five names in the nomination?

Kris Gopalakrishnan

I cannot tell you how many names are there etc., but there is a process and we have always ensured that, it is announced in advance, the transition is smooth and there is continuity in how the business is run including how we look at senior leadership within the company, how do we mentor them, how do we coach them etc.

Udayan

By when will the Nominations Committee decide? Well before Mr. Murthy stepping down?

Kris Gopalakrishnan

Sometime before Mr. Murthy will be stepping down.

Udayan

By the end of this year?

Kris Gopalakrishnan

No, I cannot give you a date at this point.

Udayan

Are current management candidates considered for chairmanship or can it only be someone else and not the executive management? can you tell me that basic principle?

Kris Gopalakrishnan

Lot of candidates are possible.

Udayan

So from the current management included.

Kris Gopalakrishnan

Definitely, current management, outside candidates are possible. See, the Nominations Committee will go through a process where they evaluate what is required for this company over the next several years and make sure that they have the right candidate selected.

Udayan

We are talking to the Infosys top brass. More of their members of the top management have joined me now. Ashok Vemuri on BFSI, Chandra Shekar Kakal on Enterprise Solutions, Subhash Dhar, who heads Communications, Media and Entertainment and B.G. Srinivas, who heads Manufacturing. Thanks very much all of you for joining in.

Ashok, let me start with you. 8% growth for the current quarter. Spread across US, Europe? Because Europe had a good quarter this time.

Ashok Vemuri

Yes, the spread across US and Europe. Predominantly, it is still in the US market. Some of it also from the Rest of the World. We are seeing a pick up in our business in Australia, we are seeing a pick up in business overall in Asia. Europe of course has also contributed significantly as compared to the previous quarters.

Udayan

Shibu was just talking about a few large deals struck in this quarter. Anything from BFSI amongst….

Ashok Vemuri

As well. I mean amongst the 9 large deals that we have, 6 were actually in this particular quarter. We have seen some traction build-up in the financial services space. Essentially, both in the areas of new lines of businesses from new customers, new lines of businesses from a perspective of consolidation which is sort of in the middle to the end of that phase as well.

Udayan

Any major discretionary spend pickup that you are seeing in BFSI?

Ashok Vemuri

Yes, one of the things that has happened in these large deals is that some of them are transformational. When we look at the business that we do with our clients, it is essentially, run the bank or run the firm, change the firm and then make the firm a better place. We are more and more transactions in the second and third bucket where earlier we used to see transactions in the first bucket.

Udayan

Any pricing improvement at all in the current quarter in BFSI?

Ashok Vemuri

On the transformational side, yes. It is also an improvement from a realization perspective but overall the umbrella is still fairly fixed as to how high it can go. But at this point of time, we do seeing that from a discretionary spend perspective or in a transformational space, we are getting some amount of price leverage. But overall, I would still say, it has not dramatically improved from where we were.

Udayan

Okay. B.G., manufacturing up 6.9%, so fairly solid quarter, again spread across geographies or largely US-centric?

B.G. Srinivas

Again, we have had a good all round growth. Significant part coming from the US and in Europe, it is coming from the continent, primarily, Switzerland, Germany and France. Again, within Manufacturing, the hi-tech sector and the semi-conductors are leading. We have had some uptake in automotive as well as in the discrete manufacturing space. In terms of spending, there are distinct pattern within Manufacturing. On the back-end, clients are looking at simplification of processes, they are looking at making their own organizations smarter in terms of looking at the process, simplification and making it leaner. So the cost pressures continue to be hitting the manufacturing sector. On the other hand, we are seeing applications which are client-facing, the CRM applications. There is an uptake in spending on that front, including some of the collaborative portals clients are investing in, specifically in hi-tech. The third dimension we are seeing primarily in hi-tech and ISPs is the spend which is going towards core engineering services. These are some of the areas where we are seeing an uptake in demand.

Udayan

Subhash, do you look at telecom?

Subhash Dhar

Yes.

Udayan

Okay. How is it? We have seen just about a 4% kind of move. Any significant pickup that you envisage going forward?

Subhash Dhar

Going forward, yes. But I think up until now the struggle that the telecom companies have been seeing especially in the wireline space has been significant, given that they continue to invest in new networks, but they struggle to figure out how to monetize those networks in their favor as opposed to the over-the-top companies like Googles and Apples of the world. But I think now the strategies are in place. We are seeing that cycle turn. I think beginning of next calendar year is when we are expecting some of these things to pick up in a significant way.

Udayan

Did I hear Shibu right that one of the 9 large deals actually came from telecom?

Subhash Dhar

That is right. And that is the second part of it which is the wireless segment, which has traditionally not been very interested in the Global Delivery Model. We are seeing them looking for more efficiencies and consolidation of operations. They are now getting interested in Global Delivery Models. So that is a very good sign as well.

Udayan

What about European telecom? Because Europe has done well for the current quarter. Is it still a painful phase there?

Subhash Dhar

Actually, the big deal happened to be in Europe. It is a global company but it happens to be headquartered out of Europe. So we are seeing uptake there. I think the more mature wireless segment gets, some of their behaviors will be more like wireline.

Udayan

What is going on in Package Implementation, Kakal?

Chandra Shekar Kakal

Yes, it has been an excellent quarter for Consulting and Package Implementation space. It is about 25.8% of Infosys revenue. It is due to 2-3 factors. One is the demand is picking up. Discretionary spending is picking up. New programs are being started by the customers on the business transformation side. Second, ramping up is happening on the existing programs because they want to accelerate as much as possible on go-to-market activities on those programs. Third is our own ability to really respond to this. Even if the demand picks up but if our ability to respond is not there, we will not be able to cash in on that. We have been able to respond very well and add more people. It is an all-round growth whether you cut it from the vertical perspective or from the packages perspective or from the geo perspective, it is all-round growth. If you take example of Retail, CPG, where the growth has been good, customers are spending money to reach out to their digital consumers in a big way. Multi-channel integration is happening. If you take hi-tech and discrete manufacturing companies, they want to increase the efficiency, reduce their costs, being effective, being global and to reach out to the global customers and things like that. Utilities are transforming themselves. Energy & utilities is spending money. Pharma companies are spending money on these kinds of activities. HR transformation is happening across all these sectors. There is all round spending happening. Our traction with our alliance partner also is being going up very well. With SAP we are doing large transformational programs. With Oracle, our partnership has been great. We have been elevated to Diamond Partnership Level in the last Oracle Open World. We have started an innovations center in Oracle premises in Redwood Shores. We have won some awards, Titan awards and all that. It has been great partnership with product vendors as well. Partnership with IBM is great in the Package space. Partnership with TIBCO has been excellent. So I think it is all round development.

Udayan

On these two verticals particularly that you spoke about, Retail and Energy & Utilities which have grown at a very high double-digit growth rate this quarter, can you give us some specific details?

Chandra Shekar Kakal

In Retail and CPG, Shibu talked earlier that we have 8 out of the top 10 retailers in the US as our customers. Most of them are doing transformation using the packages - SAP and Oracle of the kind. We have done very well in integrating all our capabilities together whether it is consulting, system integration and package implementation, we need all of that together and especially what is required by them now to reach out to their digital consumer. Multi-channel integration has become very, very key because earlier, it was only in the store and then the order taking and the shipment, invoicing was different. Today, the orders can come from consumer from any part of the world and in any manner, any channel. So all that has to be integrated and the shipment, invoicing has to happen. We are doing excellent work in that with marquee names and most of these programs that we have undertaken have started growing live. Last quarter was an excellent quarter because we went live in several of them and clients are accelerating the rollout into many more countries. That is why you can see the ramp up happening from our side.

Udayan

Any pricing improvement you have seen in Package Implementation between…?

Chandra Shekar Kakal

Marginally. In the new business, yes. Marginally, pricing increases are happening because the demand environment is picking up and supply side is still challenging.

Udayan

B.G., what is going on in Europe? Is it only that one telecom deal which makes it look 18% of the quarter or are things genuinely picking up?

B.G. Srinivas

No, it has been much broader. The telecom deal obviously will not accrue revenue immediately. It will take some time, but if you look at the growth across Europe, primarily, the contribution has come from manufacturing, retail which has again significantly boosted revenues, Insurance, Energy & Utilities. These are the sectors which have contributed to the growth last quarter. If you look at the country dimension, France, Germany have again contributed to the significant growth for the quarter. We are seeing our investments in these countries paying dividends. It is across 3 sectors. Interestingly, in the last quarter again, we are seeing growth primarily in the insurance sector in the Continent, couple of deals won, which have again ramped up. It has been a bit more broad-based I should say. UK continues to be stable. However, the pipeline in UK looks good. Hopefully, if the deals do close in the next quarter, we should see UK also accelerating.

Udayan

Ashok, what is your seeing from the insurance and brokerage space in the US?

Ashok Vemuri

Actually, insurance has done very, very well for us. As always, insurance is a phase lag behind capital market or the banking sector in terms of their investments. We have actually capitalized on the fact that it came in at this point in time. On the brokerage side, we are seeing lots of activities. If I look at what I do for these firms, essentially, we are seeing continuous pick up, if you will, in programs around operational efficiency, programs around risk management, compliance is a very big area for them, in data management and reporting which is again a very big area in the trading or in the portfolio area. The things that are emerging because of how the market is changing for them as we talked about are digital consumer or the power of ‘ONE’ as we call it in terms of personalization etc., We are seeing changes happen in the customer experience, integration of various services across multiple channels. We are seeing a lot more of the convergence happening essentially because of the ubiquitousness and pervasiveness of technology. If I have a smartphone, I want to be trading sitting in the subway. So obviously, somebody has to cater to that. That is giving rise to technology investments in cloud, etc. So across the sector, we are seeing a spurt, if you will, in terms of investments on the revenue side of the balance sheet rather than just only on the operating efficiency or the expense side. That is where we are essentially capitalizing both in the US market and to a certain extent in the European market.

Udayan

Where in the cycle are you with the M&A related kind of spending? Is it on the last quartile you think?

Ashok Vemuri

Well, I do not think it is in the last quartile but it is definitely not at the peak point that it was, let us say, about six months ago. We are seeing sort of a decline happening. But the good thing about M&A transactions is because you get into it very early in the game and you are sitting at the center of potentially significant number of opportunities because these M&A transactions create more opportunities for you both in technology, consulting and process redefinition, etc., I would say core M&A, yes, it is declining, probably not in the last quartile but getting there. But what we have derived in terms of businesses from these transactions has been actually very fruitful for us.

Udayan

Subhash, what about Media & Entertainment, what kind of pick up. I do not see it in the vertical breakup for growth.

Subhash Dhar

Yes, we do not break it up on those three. I think in some ways their futures are very well linked. I think what content is going through in terms of the digital onslaught is pretty much similar to what telecom is going through in terms of digital network. We just launched a new platform called ‘Flypp’ which is basically an app store, meant for operators, one of our Indian operators have gone live with them recently. We have seen a huge uptake of that. This is actually proving the whole point around digital consumers. The consumers have turned digital. But corporations have not necessarily turned as digital as they have. And that is the catch-up. If we can bridge that gap and companies like us are well-positioned to do that, then I think both the media & entertainment and the telecom that entire eco-system will benefit from this.

Udayan

Is there any pricing uptake that you are seeing in telecom?

Subhash Dhar

Not really. I think the trend of getting the price realization is better because of transformational deals and doing more of Consulting and Package kind of work is the only thing that we are seeing. At this point the overall pricing is relatively flat.

Udayan

Thanks, gentlemen, all of you. We will slip into another break. When we come back attrition is still at 17%. Kris says that at an absolute level attrition has started waning. Mohandas Pai will join in after the break to talk about that. With him talk on Infosys Consulting and Infosys BPO as well.

Last shot at the Infosys top management for this quarter; Mohandas Pai to talk about attrition levels and hiring, Stephen Pratt who heads Infosys Consulting and Swami who heads the Infosys BPO with me now. Gentlemen, morning thanks very much. Mohan, is the attrition beginning to come off a bit.

Mohandas Pai

Yes, attrition has come down. Remember Udayan last quarter, I said that we see attrition coming down in August-September. In July, attrition was about 2,000 because 500 people left for higher studies. In August it came down to 1,200. In September, it came down to around 1,000. So for the whole quarter, we had around 4,200 or so and the last quarter, we had 5,400 attrition. So the trend is to come down and the reason is very clear. The impact of the salary hike is beginning to be felt. The impact of the large scale promotion is beginning to be felt and we had a large hike for people in July for people who are senior people and in October, now we are doing another round of promotion. There is going to be 12,000 promotions all round and it means that many more people are going to get promoted because growth is back. We need people, spots are opening up. The whole situation has changed everywhere. We had increased employee engagement. We had 368 events in the last quarter. We realize that we are a very young company and people need many more events and activities in the campus to connect with each other. I think it is an important thing. So we are seeing a sea change in terms of attrition. Hiring target for the whole year has gone up from 36,000 to 40,000 and we may hire more. We have to see as we go to the fourth quarter because we hired about 24,000 in the first two quarters. This quarter, we are hiring 11,000 people, that leaves very little for the fourth quarter. So hiring is strong. We are getting the strongest inflow of laterals coming into the corporation. We are seeing very strong interest all over. In the half year, we hired over 656 people outside India in Europe and America. I think we are seeing a very strong momentum for hiring. 55% of the laterals whom we have hired in the half year have come from employee references. That means all our employees are saying that it is a great place to work to all their friends and they are coming here in droves. I think it has been fantastic.

Udayan

Do you expect the declining trend in attrition to continue through this quarter?

Mohandas Pai

I expect overall for this quarter the attrition to be less than the previous quarter.

Udayan

Sub-4000?

Mohandas Pai

Yes, it should come to sub-4000 and that is what aiming for. Now managers also realize that they need to have an emotional connect with people. People who are on the customer side always look at customers, delivery etc but it is a people business. They got to vibe with people, they have got to have empathy with people, they have got to get along with people, talk to them and understand their aspiration. I think the shock that we went through, has made sure that everybody get connected closely together. I think we are a very different company in terms of our HR practices now.

Udayan

So you are putting a couple of discotheques and all inside the campus?

Mohandas Pai

Yes, of course. We are putting that too and we just ran an Infosys Idol, enormous success, unbelievable. I think we as senior leaders should understand how to connect to the next generation. The next generation is very different. They want more of this event, they want more connect and they have better or greater aspiration. We were all work-oriented right. We started our career, we said you must work, work, work, work, but now they are saying, no, quality of life is important, we want many other and I think we got a response. We have responded and it has been a magnificent respond back from them.

Udayan

Stephen, how is consulting done this quarter?

Stephen Pratt

It is amazing, we are doing incredibly well. We have had some great high wins across U.S. and in Europe. We are hiring aggressively. What is really amazing is the level of talent that we are getting is increasing everyday and I think because we are taking market share so aggressively, we are growing many-many times the consulting market, the people are coming to Infosys as a place to do world class management consulting. The financials are great. The people perspective is great. The work that we are doing with clients is great. I think our message of our combined world-class management consulting plus world-class GDM is very much resonating in the market and the fact that we can offer more business value at a lower cost with better people means that product is playing off the shelf.

Udayan

What is the quarterly run rate for consulting in terms of revenues now?

Stephen Pratt

So for consulting and package implementation, it is about 25.8% of revenue that is up 2 percentage points from last year.

Udayan

Can you separate consulting out from that and tell you what their quarterly revenue run rate is?

Stephen Pratt

If you look at consulting programs that is approaching, it is about $0.5 bn. Just the pure Infosys Consulting legal entity, I believe is app $ 50 mn odd a quarter, but I think you have to look at the broader theme as the way we look at it because that is really how we operate as one combined Infosys team.

Udayan

Our deal size is going up though for consulting?

Stephen Pratt

They are. If you look at the reason win that Subash talked about in Europe, it is very large and it is triple digit millions and that is a wonderful win. It is an end-to-end transformation from strategy all the way through implementation. You look at some of the consumer products wins we have had in the U.S. have been very large and so seeing the olds of greater than $ 30 mn, 40 mn, 50 mn, even 100 mn, we were able to handle those deals now.

Udayan

Swami, BPO for the current quarter, what was the QonQ performance?

Swaminathan D.

QonQ, we moved up by about 5% points, year-on-year was about 21% points. Margins went up by about 5% points in the quarter.

Udayan

What are the margins now for BPO?

Swaminathan D.

Net margins are app 19%.

Udayan

Have you seen any kind of pricing uptick?

Swaminathan D.

Not really, but the reason why the margins are really going up is because of the fact that we are moving up the value chain and it is now no more significantly business process outsourcing in the sense they are moving onto business outcome outsourcing in the sense if you will. So it is the kind of growth that we are seeing and the business is really on the higher-end value services. One of the good advantages that we seem to be having is really bringing consulting, IT and BPO together. That is really resonating well in the market. Couple of deals that we have actually won in the last quarter combines all the 3 services together. So that is a great story out there.

Udayan

How much is voice and how much is non-voice for you now?

Swaminathan D.

About 20% is voice, 80% is non-voice.

Udayan

And what is the quarterly run rate in terms of revenues?

Swaminathan D.

On a consolidated basis, it is about $100 mn.

Udayan

You have any targets where you want to reach by the end of this year?

Swaminathan D.

At the end of the year, we would be probably be around $400 - 420 mn that is the range.

Udayan

And for the full year?

Swaminathan D.

For the full year.

Udayan

Mohan, utilization rates went up to 81% plus. You see that holding around those levels?

Mohandas Pai

Well, you should hold this quarter too, that is my personal estimation. The reason is very clear. We are seeing great growth in business and people are scrambling for people and it is good to have a high utilization. People are very focused in the work and we see a great uptick in revenues and that brings in great economic benefits too. I think high utilization rate is becoming a necessity for everybody in the industry and also the fact that the freshers are still yet to come into the system, they are getting trained, right. Our training is about 23-25 weeks. We spend enormous amount of money on training, it is enormous and we continue despite the pressure to get people off the training into delivery. We are still saying we will invest in them, we will take the pain and we will work at high utilization. So I think utilization should remain high.

Udayan

You said that hiring targets might be exceeded from where you set them up for the full year, by how much do you think?

Mohandas Pai

I cannot estimate. I am only looking at the numbers for what has happened and I am saying that. Hiring target is an estimation of the utilization, it is the estimation of the growth for the next year, it is an estimation of the attrition and many other things, right? It is also that we have given offers to the colleges last year and we estimated certain percentage of people who joined. The percentage could go up higher. We see an uptick in the percentage in the last quarter. So overall, I think 40,000 is a nice number to be there, but 40,000 is a big number. I mean 40,000 being hired is a big number and we hired 14,000 last quarter, which is the best in our history and this quarter we are hiring 11,000. Hiring has been very strong.

Udayan

You said that there will be many more promotions in the next quarter.

Mohandas Pai

In this quarter.

Udayan

Would that be all or you think you need to tweak salary packages…..

Mohandas Pai

Salaries are fine. In fact if you benchmark our salaries at senior levels, we are much ahead of markets. At the three levels from the top, we are much ahead of markets. The middle, we are just okay, equal to the markets. So attrition is more in the middle rather than in the top 3 levels. I think we are fine and we are not going to tweak salaries except when people get promoted, they may get something more which is normal, which is already budgeted and put into numbers. But the fact of what I am saying is people in this company have enormous opportunities for their career growth. They are getting a very great package. They can travel, they can work with best clients around the world. Like Stephen said just now the business is extraordinary in terms of its diversity, in terms of what is happening, and they are getting promotions, they are getting everything.

Udayan

I was asking Kris about who is going to be the next chairman? How is this going to move from an HR perspective?

Mohandas Pai.

I think Murthy retires in August. Normally as a Board, we started discussing about this may be 2 or 3 quarters before. The Board will discuss, it is a Board matter, but my personal guess is may be in April or July, the company will make it announcement about what needs to be done.

Udayan

What is the consideration set of number of people that the Nomination Committee is examining?

Mohandas Pai

They have a set of numbers. I cannot tell you many things because I am not allowed to talk about that but the fact is that we have a very well-defined nomination process. Of course, let us accept one thing that Murthy is one of a kind. There is not going to be another Murthy in India, there is not going to be another Murthy in this industry. We are not going to get anther Murthy to step into Murthy’s place. We are going to get a very different individual whoever it is, who will be a great individual in his own right.

Udayan

But from an HR heads perspective, will it be an insider, will it be an outsider. What do you favor?

Mohandas Pai

I mean depends on who is an insider and who is an outsider?

Udayan

Someone who is part of the executive management versus not?

Mohandas Pai

I cannot double guess the board. The board is debating all these issues. I cannot double guess the board.

Udayan

Where do you stand, you have an opinion as an individual surely?

Mohandas Pai

Well, you know there, I have a challenge. I am the Director of HR, I am member of the board, I am an executive of the company.

Udayan

Are you part of the Nomination Committee as well?

Mohandas Pai

No, I am not.

Udayan

Murthy is?

Mohandas Pai

Murthy is not. Nomination Committee consists of independent board members only, fully independent. I think they are discussing, they talk to us, they discussing because decisions are taken in a very collegial manner in this company?

Udayan

So you were about to tell me where you stand personally on the…..

Mohandas Pai

No, I do not want to talk about it right now. I do have a view, but I do not want to talk about it because it is not fair to talk about it.

Udayan

Is it a hotly debated subject at the Board level?

Mohandas Pai

It is, it is a hotly debated subject for the simple reason that we are seeing an icon step down. We are seeing the chief founder of this company step down. We are seeing a person who is the reference point for all of us step down. It is a very seminal event. It is an extremely seminal event. It is the end of an era and beginning of a new era. It is as big as that. He is a larger than life person. He is an extraordinary individual. He is a person who comes once in a generation. I think when an icon like him steps down, normally you want to debate to see who is going to step in his shoes, what is going to happen, how the structure is going to be and how the power structure in the board is going to be, they are all very seminal debates because even in the Board, his views are respected because he is a great individual. He is an amazing man. Let me say this. I met lot of leaders all over the world and in India. He is outstanding. He is truly amazing because his insights into what needs to be done, his uncanny ability to pick the right thing to do at the right time, his ability to look far ahead and prepare us for what is to be done, his ability to galvanize everybody, his ability to enthuse everybody and his deep insight to come with a lateral point is unbelievable. But we have to go through the transition, let me say this. I think to us as a company the biggest challenge we are going to have is how do we transition from the founders who built this company into the next generation and that is a very big challenge. To me that is a bigger challenge than who is going to be next chairman. This is going to effect this company for the next 10-20 years. We have wonderful people here Stephen heads the consulting practice, he has built it up from scratch wonderfully. Swami heads the BPO, he has been there 7 years. You have got Bala, you have got Kakal, you got Subash, you got Ashok, you got BG, you got lots of wonderful people. You got Praveen Rao, you got Eric and you got Prasad you got wonderful people. All of them are wonderful people. Now we want to make sure that after the founders step out, for the next 10-20 years, there is a leadership team that will be there because none of us may be there. I think it is an important thing. To me that is more crucial and we are not going to change the rules. We are not going to say that the retirement age is extended, we are not going to change the rules. We set the rules and we are going to play by the rules. I think it is very important to set the rules and play by rules and not to say ‘oh after me, there is nobody else and we have not groomed anybody, so we are going to do a global search’. We have enough leaders within the organization and we are groomed and we have long-term view of our succession.

Udayan

On that note, thank you very much all of you for joining in.